

January 20, 2011

Carl Rubin
Chief Executive Officer
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re:** **Ulta Salon, Cosmetics & Fragrance, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **Forms 10-Q for the periods ended May 1, 2010, July 31, 2010, and**
> **October 30, 2010**
> **Filed June 3, 2010, September 2, 2010, and December 2, 2010, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 1-33764**

Dear Mr. Rubin:

We have reviewed your supplemental response letter dated January 4, 2011 and have the following comments.

Form 10-K for the fiscal year ended January 30, 2010

Item 15. Exhibits and Financial Statement Schedules, page 46
2. Summary of significant accounting policies, page 55

1.   We read your response to comment five of our letter dated December 3, 2010. We note you do not believe that separate disclosure of salon services revenue would be beneficial to the readers of your financial statements. We do not concur with your conclusion. Please revise your future disclosure or advise us in detail why the readers of your financial statements would not find disclosure of the extent of services provided information useful or beneficial.

Self-insurance, page 58

2.   We read your response to comment 10 of our letter dated December 3, 2010. We believe the amounts charged to expense are significant and that you should include a tabular presentation of your reserve activity. Please confirm to us that you will present this information in future filings.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief